UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alight, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D	Page 2 of 43

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,483,961
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,483,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,483,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 3 of 43

1	NAMES OF REPORTING PERSONS BCP VII SBS Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 4 of 43

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VII - ESC NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,248
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 5 of 43

1	NAMES OF REPORTING PERSONS BTAS NQ Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,590,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,590,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,590,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 6 of 43

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII (IPO) NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,733,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,733,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,733,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 7 of 43

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,217,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,217,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,217,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 8 of 43

1	NAMES OF REPORTING PERSONS BMA VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,217,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,217,859

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,217,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 9 of 43

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,333,065
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,333,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,333,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 10 of 43

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 11 of 43

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 12 of 43

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 13 of 43

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D	Page 14 of 43

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,904
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 15 of 43

1	NAMES OF REPORTING PERSONS BCP VII Side-by-Side GP NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,248
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 16 of 43

1	NAMES OF REPORTING PERSONS BTAS Associates-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,590,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,590,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,590,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 17 of 43

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,333,065
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,333,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,333,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 18 of 43

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,514,969
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,514,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,514,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 01626W101	13D	Page 19 of 43

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,514,969
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,514,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,514,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D	Page 20 of 43

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,514,969
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,514,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,514,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01626W101	13D	Page 21 of 43

Item 1. Security and Issuer

This Schedule 13D relates to Class A common stock, par value $0.0001 (the “Class A Common Stock”), of Alight, Inc. (the “Issuer” or “Alight”). The address of the principal executive office of the Issuer is 4 Overlook Point, Lincolnshire, Illinois 60069.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Blackstone Capital Partners VII NQ L.P., a Delaware limited partnership, (ii) BCP VII SBS Holdings L.L.C., a Delaware limited liability company, (iii) Blackstone Family Investment Partnership VII – ESC NQ L.P., a Delaware limited partnership, (iv) BTAS NQ Holdings L.L.C., a Delaware limited liability company, (v) Blackstone Capital Partners VII (IPO) NQ L.P., a Delaware limited partnership, (vi) Blackstone Management Associates VII NQ L.L.C., a Delaware limited liability company, (vii) BMA VII NQ L.L.C., a Delaware limited liability company, (viii) Blackstone Holdings II L.P., a Delaware limited partnership, (ix) Blackstone Side-by-Side Umbrella Partnership L.P., a Delaware limited partnership, (x) Blackstone Side-by-Side Umbrella GP L.L.C., a Delaware limited liability company, (xi) Blackstone Holdings III L.P., a Québec société en commandite, (xii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xiv) BCP VII Side-by-Side GP NQ L.L.C., a Delaware limited liability company, (xv) BTAS Associates-NQ L.L.C., a Delaware limited liability company, (xvi) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xvii) The Blackstone Group Inc., a Delaware corporation (“Blackstone”), (xviii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”), and

•	Stephen A. Schwarzman, a United States citizen.

Blackstone Capital Partners VII NQ L.P., BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII – ESC NQ L.P., BTAS NQ Holdings L.L.C., and Blackstone Capital Partners VII (IPO) NQ L.P. are collectively referred to herein as the “Blackstone Funds.”

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c)

The principal business of Blackstone Capital Partners VII NQ L.P. BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII – ESC NQ L.P., BTAS NQ Holdings L.L.C. and Blackstone Capital Partners VII (IPO) NQ L.P. is investing in securities. The principal business of Blackstone Management Associates VII NQ L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Capital Partners VII NQ L.P. and Blackstone Capital Partners VII (IPO) NQ L.P. and other affiliated Blackstone entities. The principal business of BMA VII NQ L.L.C. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Management Associates VII NQ L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, the managing member or sole member (or similar position) of BMA VII NQ L.L.C, Blackstone Side-by-Side Umbrella GP L.L.C., BTAS Associates-NQ L.L.C. and other affiliated Blackstone

The principal business of Blackstone Side-by-Side Umbrella Partnership L.P. is performing the functions of, and serving as, the sole member (or similar position) of BCP VII SBS Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Side-by-Side Umbrella GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of, Blackstone Side-by-Side Umbrella Partnership L.P and other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Side-by-Side

CUSIP No. 01626W101	13D	Page 22 of 43

Umbrella GP L.L.C. and other affiliated Blackstone entities. . The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of BCP VII Side-by-Side GP NQ L.L.C. is performing the functions of, and serving as, the general partner of, Blackstone Family Investment Partnership VII – ESC NQ L.P. and other affiliated Blackstone entities. The principal business of BTAS Associates-NQ L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of, BTAS NQ Holdings L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of The Blackstone Group Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or other Consideration.

The securities reported herein as beneficially owned by the Blackstone Funds were acquired in connection the business combination transaction (the “Business Combination”) contemplated by the Amended and Restated Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2021, by and among the Issuer, Foley Trasimene Acquisition Corp., a Delaware corporation n/k/a Alight Group, Inc. (“FTAC”), Tempo Holding Company, LLC, a Delaware limited liability company n/k/a Alight Holding Company, LLC (“Tempo”), Acrobat SPAC Merger Sub, Inc., a Delaware corporation (“FTAC Merger Sub”), Acrobat Merger Sub, LLC, a Delaware limited liability company (“Tempo Merger Sub”), Acrobat Blocker 1 Corp., Acrobat Blocker 2 Corp., Acrobat Blocker 3 Corp. and Acrobat Blocker 4 Corp., each of which is a Delaware corporation (the “Blocker Merger Subs”), Tempo Blocker I, LLC, a Delaware limited liability company (“Tempo Blocker 1”), Tempo Blocker II, LLC, a Delaware limited liability company (“Tempo Blocker 2”), Blackstone Tempo Feeder Fund VII, L.P., a Delaware limited partnership (“Tempo Blocker 3”), New Mountain Partners IV Special (AIV-E2), L.P., a Delaware limited partnership (“Tempo Blocker 4” and, together with Tempo Blocker 1, Tempo Blocker 2, Tempo Blocker 3 and Tempo Blocker 4, the “Tempo Blockers”) and New Mountain Partners IV Special (AIV-E), L.P., a Delaware limited partnership.

On July 2, 2021 (the “Closing Date”), pursuant to the Business Combination Agreement, among other things, (i) FTAC Merger Sub merged with and into FTAC, with FTAC being the surviving corporation in the merger and becoming a subsidiary of Alight (the “FTAC Merger”) and being renamed Alight Group, Inc. (in such capacity, the “FTAC Surviving Corporation”), (ii) Tempo Merger Sub merged with and into Tempo, with Tempo being the

CUSIP No. 01626W101	13D	Page 23 of 43

surviving company in the merger (the “Tempo Merger”), becoming a subsidiary of Alight and being renamed Alight Holding Company, LLC (in such capacity, “Alight Holdings”) and (iii) each of the Blocker Merger Subs merged with and into the correspondingly numbered Tempo Blocker, with the applicable Tempo Blocker being the surviving entity in such mergers (in such capacity, the “Alight Blockers”). As a result of the Business Combination, and by virtue of such series of mergers and related transactions, the combined company is now organized in an “Up-C” structure, in which substantially all of the assets and business of Alight are held by Alight Holdings, of which Alight is the managing member pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of Alight Holdings (the “Alight Holdings Operating Agreement”) that went into effect upon the completion of the Business Combination.

As a result of these transactions contemplated by the Business Combination Agreement, the Blackstone Funds received the types of shares of common stock of the Issuer and units of Alight Holdings described below.

Common stock of the Issuer

•

Shares of Class A Common Stock represent economic interests in the Issuer and except as provided in the Issuer’s Amended and Restated Certificate of Incorporation (the “Charter”) or as required by applicable law, holders of Class A common stock will be entitled to one vote per share on all matters to be voted on by the Issuer’s stockholders generally.

•

Shares of the Issuer’s Class V common stock, par value $0.0001 (the “Class V Common Stock”), do not represent economic interests in the issuer. Except as provided in the Charter or as required by applicable law, holders of Class V Common Stock will be entitled to one vote per share on all matters to be voted on by the Issuer’s stockholders generally. Upon exchange of Class A Units of Alight Holdings (the “Class A Units”), an equal number of shares of Class V Common Stock will be cancelled for no consideration.

•

Shares of the Issuer’s Class B-1 common stock, par value $0.0001 (the “Class B-1 Common Stock”), do not represent economic interests in the issuer, except for participation together with Class A Common Stock in any dividends or distributions, which amounts will accrue and only become payable upon the occurrence of certain Class B vesting events. Holders of Class B-1 Common Stock are not entitled to any voting rights with respect to such shares, except as required by applicable law. Class B-1 Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis (subject to adjustment) upon the occurrence of certain Class B-1 vesting events.

•

Shares of the Issuer’s Class B-2 common stock, par value $0.0001 (the “Class B-2 Common Stock”), do not represent economic interests in the issuer, except for participation together with Class A Common Stock in any dividends or distributions, which amounts will accrue and only become payable upon the occurrence of certain Class B vesting events. Holders of Class B-2 Common Stock are not entitled to any voting rights with respect to such shares, except as required by applicable law. Class B-2 Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis (subject to adjustment) upon the occurrence of certain Class B-2 vesting events.

•

Shares of the Issuer’s Class Z-A common stock, par value $0.0001 (the “Class Z-A Common Stock”), will, with respect to each holder’s applicable portion thereof (as determined pursuant to the Charter), (i) vest and be converted into an equivalent portion of Class A Common Stock in the event the corollary unvested shares of Class A Common Stock held by the Issuer’s management are forfeited pursuant to an applicable award agreement or (ii) be forfeited for no consideration in the event that such corollary shares of Class A Common Stock vest pursuant to the terms of an applicable award agreement.

•

Shares of the Issuer’s Class Z-B-1 common stock, par value $0.0001 (the “Class Z-B-1 Common Stock”), will, with respect to each holder’s applicable portion thereof (as determined pursuant to the Charter) (i) vest and be converted into an equivalent portion of Class B-1 Common Stock in the event the corollary unvested shares of Class B-1 Common Stock held by the Issuer’s management are forfeited pursuant to an applicable award agreement or (ii) be forfeited for no consideration in the event that such corollary shares of Class B-1 Common Stock vest pursuant to the terms of an applicable award agreement.

•

Shares of the Issuer’s Class Z-B-2 common stock, par value $0.0001 (the “Class Z-B-2 Common Stock”), will, with respect to each holder’s applicable portion thereof (as determined pursuant to the Charter) (i) vest and be converted into an equivalent portion of Class B-2 Common Stock in the event the corollary unvested shares of Class B-2 Common Stock held by the Issuer’s management are forfeited pursuant to an applicable award agreement or (ii) be forfeited for no consideration in the event that such corollary shares of Class B-2 Common Stock vest pursuant to the terms of an applicable award agreement.

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Units of Alight Holdings

•

Class A Units of Alight Holdings (the “Class A Units”) will have no voting rights but are entitled to share in the profits and losses of Alight Holdings. Class A Units held by the reporting persons can be exchanged, up to once per calendar quarter (and in the case of the Blackstone entities described herein, twice per calendar quarter in the aggregate), for an equal number of shares of Class A Common Stock. Notwithstanding the foregoing, the Issuer will be permitted, at its sole discretion, in lieu of delivering shares of the issuer’s Class A Common Stock for any Class A Units surrendered for exchange, to pay an amount in cash per Class A Unit equal to the 5-day volume weighted average price of the Class A Common Stock ending on the day such measurement is made.

•

Class B Units will not be entitled to share in any profits or losses of Alight Holdings and will have no voting rights or rights to distributions. Class B Units will vest and automatically convert into an equal number of Class A Units as follows: (i) the Class B-1 Units of Alight Holdings (the “Class B-1 Units”) will vest upon the occurrence of a Class B-1 vesting event and (ii) the Class B-2 Units of Alight Holdings (the “Class B-2 Units”) will vest upon the occurrence of a Class B-2 vesting event. Upon the conversion of a Class B Unit, the holder of such Class B Unit will be entitled to receive a payment (a “Dividend Catch-Up Payment”) equal to the aggregate amount of distributions paid per Class A Unit (excluding tax distributions) from July 2, 2021 and ending on the day prior to the date on which such Class B Unit converts into a Class A Unit. If any of the Class B Units do not vest on or before July 2, 2028, such units will be automatically forfeited and cancelled for no consideration, and will not be entitled to receive any Dividend Catch-Up Payments.

•

Class Z Units will initially be unvested and will not be entitled to share in any profits or losses of Alight Holdings and will not have any voting rights or rights to distributions. In the event that any Class A Common Stock or Class B-1 Common Stock or Class B-2 Common Stock is forfeited by management under the terms of the applicable award agreement, an equivalent portion of the unvested shares of Class Z-A Common Stock and Class Z-A Units of Alight Holdings (the “Class Z-A Units”), in the aggregate, or Class Z-B-1 Common Stock or Class Z-B-2 Common Stock and Class Z-B-1 Units of Alight Holdings (the “Class Z-A Units”) or Class Z-B-2 Units of Alight Holdings (the “Class Z-A Units”), in the aggregate, will vest, with such vested portion being allocated among the holders of Class Z common stock and Class Z Units based on the allocation principles under the Business Combination Agreement. Only if and when an applicable vesting event has occurred with respect to a whole Class Z-A Unit or Class Z-B Unit, the unit will automatically convert into a Class A Unit or Class B Unit, as applicable, at which time such units will be entitled to all of the benefits of those Class A Units or Class B Units. In addition, (x) each Class Z-A Unit that converts into a Class A Unit will entitle the holder to receive the aggregate amount of any distributions declared on the Class A Units since the closing date (a “Distribution Catch-Up Payment”) and (y) if a Class B vesting event occurs resulting in the conversion of any unvested Class B consideration into unvested Class A consideration because such consideration remains unvested under the terms of a management award agreement, such management holder will not be entitled to a Distribution Catch-Up Payment upon the conversion event and, if and when such unvested Class A consideration is forfeited (triggering the vesting and conversion of the corresponding Class Z consideration), the Distribution Catch-Up Payment will be paid to the converting holders of Class Z Units.

The number of shares of common stock of the Issuer and units of Alight Holdings received by each of the Blackstone Funds is set forth in the table below.

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Blackstone Fund	Class A Common Stock	Class V Common Stock	Class B-1 Common Stock	Class B-2 Common Stock	Class Z-A Common Stock	Class Z-B- 1 Common Stock	Class Z-B- 2 Common Stock
Blackstone Capital Partners VII NQ L.P.,	88,505	48,395,456	0	0	0	0	0
BCP VII SBS Holdings L.L.C.	332	181,572	0	0	0	0	0
Blackstone Family Investment Partnership VII – ESC NQ L.P.	957	523,291	0	0	0	0	0
BTAS NQ Holdings L.L.C.	10,206	5,580,752	0	0	0	0	0
Blackstone Capital Partners VII (IPO) NQ L.P.	54,733,898	0	1,768,709	1,768,709	1,955,285	106,303	106,303

Blackstone Fund	Class A Units	Class B-1 Units	Class B-2 Units	Class Z-A Units	Class Z-B-1 Units	Class Z-B-2 Units
Blackstone Capital Partners VII NQ L.P.,	48,395,456	1,566,744	1,566,744	1,732,015	94,164	94,164
BCP VII SBS Holdings L.L.C.	181,572	5,878	5,878	6,498	353	353
Blackstone Family Investment Partnership VII – ESC NQ L.P.	523,291	16,941	16,941	18,728	1,018	1,018
BTAS NQ Holdings L.L.C.	5,580,752	180,670	180,670	199,728	10,859	10,859
Blackstone Capital Partners VII (IPO) NQ L.P.	0	0	0	0	0	0

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The description of the Business Combination Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

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Peter Wallace and David Kestnbaum, each of whom is an employee of Blackstone, each serve as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 446,790,011 shares of Class A Common Stock outstanding following the Closing Date, based on information provided by the Issuer, and takes into account any shares of Class A Common Stock underlying Class A Units, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The general partner of each of Blackstone Capital Partners VII NQ L.P. and Blackstone Capital Partners VII (IPO) NQ L.P. is Blackstone Management Associates VII NQ L.L.C., the sole member of which is BMA VII NQ L.L.C., the managing member of which is Blackstone Holdings II L.P.

The sole member of BCP VII SBS Holdings L.L.C. is Blackstone Side-by-Side Umbrella Partnership L.P., the general partner of which is Blackstone Side-by-Side Umbrella GP L.L.C., the sole member of which is Blackstone Holdings III L.P., the general partner of which is Blackstone Holdings III GP L.P., the general partner of which is Blackstone Holdings III GP Management L.L.C.

The general partner of Blackstone Family Investment Partnership VII – ESC NQ L.P. is BCP VII Side-by-Side GP NQ L.L.C., the sole member of which is Blackstone Holdings II L.P.

The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates-NQ L.L.C., the managing member of which is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The Blackstone Group Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II Preferred Stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D and below, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Alight Holdings Operating Agreement

On the Closing Date, pursuant to the Business Combination Agreement and in connection with the Tempo Merger, the existing amended and restated limited liability company agreement of Tempo was amended and restated in its entirety to become the Second Amended and Restated Limited Liability Company Agreement of Alight Holding Company, LLC (the “Alight Holdings Operating Agreement”). Pursuant to the Alight Holdings Operating Agreement, the limited liability company interests of Alight Holdings (the “Alight Holdings Units”) were recapitalized to generally mirror the shares of capital stock of Alight.

Proportionality of Interests

The Alight Holdings Operating Agreement contains provisions which require that a one-to-one ratio is maintained between each class of Alight Holdings Units held by Alight and its subsidiaries (including the FTAC Surviving Corporation and the Alight Blockers, but excluding subsidiaries of Alight Holdings) and the number of outstanding shares of the corresponding class of Alight common stock, subject to certain exceptions (including in respect of management equity in the form of options, rights or other securities which have not been converted into or exercised for Alight common stock). In addition, the Alight Holdings Operating Agreement permits Alight, in its capacity as the managing member of Alight Holdings, to take actions to maintain such ratio, including undertaking stock splits, combinations, recapitalizations and exercises of the exchange rights of holders of Alight Holdings Units. Alight, as the managing member of Alight Holdings, has the authority to create new equity interests in Alight Holdings and establish the rights and privileges of such interests.

Management

Alight was appointed and admitted as the managing member of Alight Holdings upon the effective time of the Tempo Merger (the “Tempo Effective Time”). Alight, as the managing member of Alight Holdings, has the sole authority to manage Alight Holdings in accordance with the Alight Holdings Operating Agreement and applicable law. No other member of Alight Holdings has the right to participate in or have any control over the business of Alight Holdings, and except for certain limited consent rights set forth in the Alight Holdings Operating Agreement, no member other than Alight (in its capacity as the managing member) has any right to vote on any matter involving Alight Holdings. The managing member solely manages the business, property and affairs of Alight Holdings, and the managing member cannot be removed or replaced except by the incumbent managing member.

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Tax Distributions

Holders of Class Z Units will only be entitled to receive certain payments due upon a Class Z-A vesting event, a Class Z-B-l vesting event or a Class Z-B-2 vesting event, when and if payable thereunder. The Alight Holdings Operating Agreement also provides for pro rata quarterly tax distributions with respect to Class A Units, based upon an agreed-upon formula that, in general, calculates the amount of pro rata tax distributions that would be necessary to enable the holder allocated the highest proportionate amount of taxable income of Alight Holdings to pay its income taxes in respect of such allocated income. The formula is subject to certain customary assumptions and adjustments, including, among other things, using an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual (or, if greater, a corporation) resident in New York, New York at the time of such distribution, disregarding certain unitholder-specific tax basis adjustments, and assuming that all available foreign tax credits and research and development credits will be utilized. Tax distributions may also be paid to holders of Class C Units, except that they shall be paid only once annually and shall generally be limited to the taxable income allocated to such holders multiplied by such assumed tax rate. Payments of tax distributions are subject to there being available cash, and will be treated as an advance against, and will reduce and offset, other distributions or payments made with respect to the applicable Units.

Liquidation

Upon the liquidation or winding up of Alight Holdings, all net proceeds thereof (after satisfying any debts and liabilities of Alight Holdings as well as any tax distribution payments or Dividend Catch-Up Payments or other payments due to certain holders of Alight Holdings Units pursuant to the Alight Holdings Operating Agreement) will be distributed 100% on a pro rata basis solely among the Class A Units (other than any unvested Class A Units). For purposes of any such liquidating distribution, the Class A Units will include any Class A Units issuable in respect of any Class B Units or Class Z Units which have automatically converted into Class A Units upon a Class B vesting event or Class Z-A vesting event, as applicable, and Class C Units.

Transfer Restrictions

The Alight Holdings Operating Agreement contains restrictions on transfers of Alight Holdings Units and will require the prior consent of the managing member for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) transfers by a holder of Class C Units as permitted pursuant to the the warrant agreement in effect between Alight and Continental Stock Transfer & Trust Company.

Restrictions on Class A Exchanges

The Alight Board is permitted to limit the rights of holders of Class A Units to exchange their Class A Units under the Alight Holdings Operating Agreement if Alight determines in good faith that such restrictions are necessary so that Alight Holdings will not be classified as a “publicly traded partnership” under applicable tax laws and regulations.

Expenses

Alight Holdings will reimburse all of Alight’s expenses in connection with its ownership and management of Alight Holdings and its business (other than certain expenses, such as income taxes and payment obligations under the Tax Receivable Agreement (as defined below)).

Tax Receivable Agreement

On the Closing Date, in connection with the completion of the Business Combination, Alight entered into a tax receivable agreement (the “Tax Receivable Agreement”), with FTAC, Tempo and certain of the former direct and indirect equityholders of Tempo, including the former equityholders of the Tempo Blockers (such equityholders, together, the “TRA Parties”) and Blackstone Capital Partners VII NQ L.P., as the representative of the TRA Parties (the “TRA Party Representative”).

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The Tax Receivable Agreement provides for the payment by Alight to such TRA Parties of 85% of the benefits, if any, that Alight is deemed to realize (calculated using certain assumptions) as a result of (i) Alight’s direct and indirect allocable share of existing tax basis acquired in the Business Combination, (ii) increases in Alight’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Holdings as a result of the Business Combination and as a result of sales or exchanges of Alight Holdings Units for shares of Alight Class A common stock after the Business Combination and (iii) Alight’s utilization of certain tax attributes of the Tempo Blockers (including the Tempo Blockers allocable share of existing tax basis), and of certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that Alight would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by Alight may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the Tax Receivable Agreement is an obligation of Alight and not of Alight Holdings. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges of Alight Holdings Units for shares of Class A Common Stock, the applicable tax rate, the price of shares of Class A Common Stock at the time of exchanges, the extent to which such exchanges are taxable and the amount and timing of Alight’s income, Alight expects that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Alight Holdings and Alight’s possible utilization of tax attributes, including existing tax basis acquired at the time of the Business Combination, the payments that Alight may make under the Tax Receivable Agreement may be substantial. The payments under the Tax Receivable Agreement are not conditioned on the exchanging holders of Alight Holdings Units or other TRA Parties continuing to hold ownership interests in Alight Holdings or Alight. To the extent payments are due to the TRA Parties under the Tax Receivable Agreement, the payments are generally required to be made within 10 business days after the tax benefit schedule (which sets forth Alight’s realized tax benefits covered by the Tax Receivable Agreement for the relevant taxable year) is finalized. Alight is required to deliver such a tax benefit schedule to the TRA Parties’ representative, for its review, within 90 calendar days after the due date (including extensions) of Alight’s federal corporate income tax return for the relevant taxable year.

Investor Rights Agreement

On the Closing Date, in connection with the closing of the Business Combination, Alight entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with Trasimene Capital FT, LP and Bilcar FT, LP (together, the “Sponsors”), Cannae Holdings, LLC (“Cannae”) and THL FTAC LLC (collectively with the Sponsors and Cannae, and together with their affiliated transferees, the “Sponsor Investors”), each of the funds and investment vehicles affiliated with The Blackstone Group Inc. that holds equity interests in Alight or Alight Holdings following the completion of the Business Combination (collectively and together with their affiliated transferees, the “Blackstone Investors”). New Mountain Partners IV (AIV-E) L.P. and New Mountain Partners IV (AIV-E2) L.P. (collectively, the “New Mountain Investors”). Jasmine Ventures Pte. Ltd. and Platinum Falcon B 2018 RSC Limited (collectively with the Blackstone Investors and the New Mountain Investors, and together with each of their respective affiliated transferees, the “Existing Investors”).

Designation Rights

Following the Closing Date, for so long as the Sponsor Investors beneficially own at least 50% of the aggregate outstanding number of shares of capital stock of Alight entitled to vote generally in the election of directors to the Alight Board (“Voting Securities”) held by the Sponsor Investors on the Closing Date, (i) the Sponsor Investors (through the applicable Sponsor designator under the Investor Rights Agreement) will have the right to designate three directors and Cannae (or, if Cannae is no longer party to the Investor Rights Agreement, the applicable designator for the Sponsor Investors at such time) will have the right, jointly with the Blackstone Investors, to designate one director. If the Sponsor Investors hold less than 50% of the Voting Securities held by the Sponsor Investors on the Closing Date, they will have the right to designate (1) if they collectively beneficially own at least 7.5% of the aggregate outstanding Voting Securities, three directors, (2) if they collectively beneficially own at least 6.25% (but less than 7.5%) of the aggregate outstanding Voting Securities, two directors; and (3) if the Sponsor Investors collectively beneficially own at least 2.5% (but less than 6.25%) of the aggregate outstanding

CUSIP No. 01626W101	13D	Page 31 of 43

Voting Securities, one director. In addition, Cannae (or, if Cannae is no longer party to the Investor Rights Agreement, the applicable designator for the Sponsor Investors at such time) will have the right, jointly with the Blackstone Investors, to designate one director, and to consent to any individual nominated for election to the Alight Board seat initially occupied by the chief executive officer of Alight, for so long as the Sponsor Investors collectively beneficially own at least 7.5% of the aggregate outstanding Voting Securities.

Additionally, following the Closing Date, for so long as the Blackstone Investors beneficially own at least 50% of the aggregate outstanding Voting Securities held by the Blackstone Investors on the Closing Date, the Blackstone Investors will have the right to designate three directors and the right to jointly with Cannae designate one director. If the Blackstone Investors collectively beneficially own less than 50% of the aggregate outstanding Voting Securities held by the Blackstone Investors on the Closing Date, the Blackstone Investors will have the right to designate (1) if the Blackstone Investors beneficially own at least 7.5% of the aggregate outstanding Voting Securities, three directors, (2) if the Blackstone Investors beneficially own at least 6.25% (but less than 7.5%) of the aggregate outstanding Voting Securities, then two directors and (3) if the Blackstone Investors beneficially own at least 2.5% (but less than 6.25%) of the aggregate outstanding Voting Securities, then the Blackstone Investors are entitled to appoint one director. In addition, for so long as the Blackstone Investors beneficially own at least 7.5% of the aggregate outstanding Voting Securities, then the Blackstone Investors will remain entitled, jointly with Cannae (or the replacement Sponsor Investor designator), to designate one director and to consent to any individual nominated for election to the Alight Board seat initially occupied by the chief executive officer of Alight.

Under the Investor Rights Agreement, any director that has been designated by the Blackstone Investors or the Sponsor Investors may only be removed with the consent of such investor, and the Blackstone Investors and Sponsor Investors (or, if applicable, the joint designator) will be entitled to appoint replacement designees in the event a vacancy is created with respect to one of their designees.

Alight has agreed to include the applicable designees in its slate of nominees for election at any stockholder meetings and to use reasonable best efforts to cause each designee to be elected. Each of the Sponsor Investors and the Existing Investors agreed with Alight that it would vote in favor of the Alight Board’s slate of nominees.

Lock-Up Period; Vesting and Transfer Restrictions

The Existing Investors have agreed not to transfer any securities of Alight or Alight Holdings (other than any securities purchased on the open market following the Closing Date) for a period of beginning on the Closing Date and ending on the earlier of (A) 180 days thereafter or (B) if the VWAP of the Company Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a consecutive 30 trading day period, 60 days thereafter. During the lock-up period, the Existing Investors will be permitted to sell up to 30 million shares of Alight Class A common stock, in the aggregate, subject to certain coordination requirements among the Existing Investors.

The parties to the Investor Rights Agreement have also agreed to certain forfeiture and vesting terms in respect of their Alight common stock that are consistent with the vesting and forfeiture provisions in the Charter and the Alight Holdings Operating Agreement.

In the event that the lock-up provisions in the Sponsor Agreement are waived in a manner that is favorable to the Sponsor Investors or the lock-up in the Investor Rights Agreement is waived with respect to any of the Existing Investors, the Investor Rights Agreement provides that the lock-up provisions applicable to the Existing Investors or Sponsor Investors, as applicable, will automatically be waived on a pro rata basis. In addition, if any of the forfeiture or vesting provisions with respect to the Alight Class B common stock in the Sponsor Agreement or the Alight Charter (or the equivalent provisions regarding forfeiture or vesting of the Class B Units of Alight Holdings in the Alight Holdings Operating Agreement) are modified in a manner that is favorable to the Sponsor Investors then the corresponding modifications will automatically apply to the transfer restrictions and vesting provisions in the Investor Rights Agreement.

Registration Rights Agreement

On the Closing Date, in connection with the closing of the Business Combination, Alight entered into the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 2, 2021, with the Sponsor Investors, the Blackstone Investors and the other Existing Investors (collectively, the “RRA Parties”).

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Pursuant to the Registration Rights Agreement, Alight is required, as soon as practicable, but in any event within 30 days after the Closing Date, to file a registration statement to permit the public resale of all “Registrable Securities” (as defined in the Registration Rights Agreement) held by the RRA Parties from time to time as permitted by Rule 415 under the Securities Act. In addition, upon the demand of any such RRA Party, Alight will be required to facilitate a non-shelf registered offering of shares of Class A common stock requested by such RRA Party to be included in such offering. Any demanded non-shelf registered offering may, at Alight’s option, include shares of Class A common stock to be sold by Alight for its own account and will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement. Within 90 days after receipt of a demand for such registration, Alight will be required to use its reasonable best efforts to file a registration statement relating to such demand. In certain circumstances, the RRA Parties will be entitled to piggyback registration rights in connection with the demand of a non-shelf registered offering.

In addition, the Registration Rights Agreement will entitle the RRA Parties to demand and be included in a shelf registration when Alight is eligible to sell its shares of Class A common stock in a secondary offering on a delayed or continuous basis in accordance with Rule 415 of the Securities Act.

The Registration Rights Agreement also provides that Alight will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The description of the Business Combination Agreement contained in Item 3 and the Alight Holdings Operating Agreement, the Tax Receivable Agreement, the Investor Rights Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of July 12, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of FTAC’s Current Report on Form 8-K filed on April 30, 2021).

Exhibit C	Alight Holdings Operating Agreement (filed herewith).

Exhibit D	Tax Receivable Agreement (filed herewith).

Exhibit E	Investor Rights Agreement (filed herewith).

Exhibit F	Registration Rights Agreement (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE CAPITAL PARTNERS VII NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BCP VII SBS HOLDINGS L.L.C.
By: Blackstone Side-by-Side Umbrella Partnership L.P., its sole member
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Manager

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VII-ESC NQ L.P.
By: BCP VII Side-by-Side GP NQ L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BTAS NQ HOLDINGS L.L.C.
By: BTAS Associates-NQ L.L.C., its managing member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

CUSIP No. 01626W101	13D	Page 34 of 43

BLACKSTONE CAPITAL PARTNERS VII (IPO) NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES VII NQ L.L.C.
By: BMA VII NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BMA VII NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

CUSIP No. 01626W101	13D	Page 35 of 43

BLACKSTONE SIDE-BY-SIDE UMBRELLA PARTNERSHIP L.P.
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Manager

BLACKSTONE SIDE-BY-SIDE UMBRELLA GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Manager

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner,
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P. By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

CUSIP No. 01626W101	13D	Page 36 of 43

BCP VII SIDE-BY-SIDE GP NQ L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BTAS ASSOCIATES-NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

THE BLACKSTONE GROUP INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

CUSIP No. 01626W101	13D	Page 37 of 43

SCHEDULE 1

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

CUSIP No. 01626W101	13D	Page 38 of 43

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.